UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported)
September 8, 2021

Regal Beloit Corporation

(Exact name of registrant as specified in its charter)

Wisconsin	1-7283	39-0875718
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin 53511

(Address of principal executive offices, including zip code)

(608) 364-8800

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock	RBC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(A) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on February 15, 2021, Regal Beloit Corporation (the “Company” or “Regal”) entered into definitive agreements with Rexnord Corporation (“Rexnord”), Land Newco, Inc., a wholly owned indirect subsidiary of Rexnord (“Land”), and Phoenix 2021, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), with respect to a Reverse Morris Trust transaction (the “Proposed Transaction”) pursuant to which, and subject to the terms and conditions of the Agreement and Plan of Merger dated as of February 15, 2021 by and among the Company, Rexnord and Merger Sub (as amended, modified or supplemented in accordance with its terms, the “Merger Agreement”) and the other definitive agreements entered into in connection therewith, (1) Rexnord will transfer (or cause to be transferred) to Land substantially all of the assets, and Land will assume substantially all of the liabilities, of Rexnord’s Process & Motion Control segment (“PMC”) (the “Reorganization”), (2) after which, all of the issued and outstanding shares of common stock, $0.01 par value per share, of Land (“Land common stock”) held by a subsidiary of Rexnord will be distributed in a series of distributions to Rexnord’s stockholders (the “Distributions”, and the final distribution of Land common stock from Rexnord to Rexnord’s stockholders, which is to be made pro rata for no consideration, the “Spin-Off”) and (3) immediately after the Spin-Off, Merger Sub will merge with and into Land (the “Merger”) and all shares of Land common stock (other than those held by Rexnord, Land, the Company, Merger Sub or their respective subsidiaries) will be converted as of the effective time of the Merger (the “Effective Time”) into the right to receive shares of the common stock, $0.01 par value per share, of the Company, as calculated and subject to adjustment as set forth in the Merger Agreement. When the Merger is completed, Land (which at that time will hold the PMC business) will be a wholly owned subsidiary of the Company.

Announcement of New Principal Accounting Officer

On September 8, 2021, contingent and effective upon the occurrence of the Effective Time, the Board appointed Daniel J. Klun as Vice President and Corporate Controller of the Company. In that role, Mr. Klun will report to Robert J. Rehard, the Company’s Vice President and Chief Financial Officer, and serve as the Company’s principal accounting officer.

Mr. Klun began his career with Rexnord in 2005 as the Corporate Director of FP&A. Over his time with Rexnord, he has held numerous positions within the corporate controllership function where he ultimately served as Rexnord’s Vice President and Corporate Controller from 2011 through 2016. For the last five years, he has held the role of Vice President of Finance with responsibility for Rexnord’s global Process and Motion Control operating segment. Prior to Rexnord, Mr. Klun served as an external auditor for the public accounting firm of Arthur Andersen and has also held subsequent positions with progressive FP&A and controllership experience inside of manufacturing companies such as APW Ltd., GE Healthcare & Quad Graphics.

Mr. Klun will receive an annual base salary and is expected to continue to be eligible to participate in the Company’s bonus and long-term incentive compensation programs as well as welfare and retirement benefit plans and programs that the Company makes available to all similarly situated employees of the Company.

Mr. Klun will assume the role of the Company’s principal accounting officer from Jason R. Longley, who has served as Vice President and Corporate Controller since April 2018. Mr. Longley will continue to serve in this capacity until the Effective Time, when he will cease to serve in that role. Following the occurrence of the Effective Time and Mr. Klun’s appointment, Mr. Longley will serve as the Company’s Vice President of Financial Planning & Analysis, reporting to Robert J. Rehard, the Company’s Vice President and Chief Financial Officer.

There are no arrangements between Mr. Klun and any other person pursuant to which Mr. Klun was elected to serve as an officer of the Company, nor are there any transactions in which the Company is a participant in which Mr. Klun has a material interest requiring disclosure pursuant to Item 404(a) of Regulation S-K promulgated under the Exchange Act.

Additional Information

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of the Company, Rexnord or Land. In connection with the Proposed Transaction, the Company and Land filed registration statements with the SEC registering shares of Company common stock and Land common stock in connection with the Proposed Transaction, which have become effective. The Company’s Registration Statement on Form S-4 (No. 333-255982) includes a joint proxy statement/prospectus-information statement relating to the Proposed Transaction, which has been mailed to the Company’s shareholders and Rexnord shareholders. The Company’s shareholders and Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they contain and will contain important information about the Company, Rexnord, Land and the Proposed Transaction. The joint proxy statement/prospectus-information statement and other documents relating to the Proposed Transaction can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL BELOIT CORPORATION

Date: September 9, 2021	By:	/s/ Thomas E. Valentyn
Thomas E. Valentyn
Vice President, General Counsel and Secretary